Mail Stop 0510

      May 27, 2005

Mr. Andy L. Nemeth
Chief Financial Officer, Patrick Industries, Inc.
1800 South 14th Street
P.O. Box 638
Elkhart, Indiana 46515

	RE: 	Form 10-K for the fiscal year ended December 31, 2004
                   	File No. 0-3922


Dear Mr. Nemeth:

		We have reviewed your response and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

General
1. Where a comment below requests additional disclosures or other revisions, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where appropriate.


Management`s Discussion and Analysis, page 14

Results of Consolidated Operations, page 17

Business Segments, page 19
2. We have reviewed your response to comment 2. To the extent practicable, please revise your proposed MD&A disclosures to quantify the incremental impact of individual factors, such as volume and pricing, identified as contributing to period-to-period fluctuations.

Financial Statements, page F-2
3. We have reviewed your response to comment 5. If true, please confirm that the proposed cash flows from operating activities in your response are meant to be a positive $485 and a negative $345.

Note 1 - Nature of Business, Use of Estimates, Risks and Uncertainties, and Significant Accounting Policies, page F-6
4. We have reviewed your response to comment 7. Please disclose the information in your response in your future filings. Further, your response appears to indicate that you do exclude some of the costs related to your distribution network from costs of goods sold and include such costs in the warehouse and delivery expenses line item.
Accordingly, it appears your gross margins may not be comparable to those of other entities. Please provide us with additional information to help us understand why you believe that further disclosure is unnecessary.
5. Please also disclose where purchasing and receiving costs are included on your statements of operations.

*    *    *    *

		Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Scott Watkinson at (202) 551-3741 or, in his absence, me at (202) 551-3769 with any other questions.

								Sincerely,



								Rufus Decker
								Accounting Branch Chief
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Mr. Andy L. Nemeth
May 27, 2005
Page 1 of 3




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE